UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

WEBSTER FINANCIAL CORPORATION
(Name of Issuer)

Common Stock – $0.01 par value per share
(Title of Class of Securities)

947890109
(CUSIP Number)

Angus Milne
Algebris Investments (UK) LLP
7 Clifford Street
London, W1S 2WE
United Kingdom
44 20 7440 2330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           July 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 947890109				2 of 13 Pages

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

ALGEBRIS GLOBAL FINANCIALS MASTER FUND
2.	Check The Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship of Place of Organization

Cayman Islands
Number of		7	Sole Voting Power	3,421,965 (1)
Shares
Beneficially		8	Shared Voting Power	0
Owned by Each
Reporting		9	Sole Dispotive Power	3,421,965 (1)
Persons With
		10	Shared Dispotive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,421,965 (1)
12.	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

5.30% based on 64,553,494 shares outstanding. (1)
14.	Type of Reporting Person:

OO

(1)
This amount consists of 2,966,471 Shares of the Issuer’s Common Stock and 455,494 Shares that the Reporting Person may be deemed to beneficially own upon the exercise of convertible securities. The number of Shares outstanding is based upon the sum of 64,098,000 Shares outstanding as of June 30, 2009, plus 455,494 Shares attributable to the conversion of convertible securities beneficially owned by the Reporting Persons, as per Rule 13d-3(d)(1)(i).

SCHEDULE 13D

CUSIP NO. 947890109				3 of 13 Pages

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

ALGEBRIS INVESTMENTS (CAYMAN) LTD
2.	Check The Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship of Place of Organization

Cayman Islands
Number of		7	Sole Voting Power	3,421,965 (1)
Shares
Beneficially		8	Shared Voting Power	0
Owned by Each
Reporting		9	Sole Dispotive Power	3,421,965 (1)
Persons With
		10	Shared Dispotive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,421,965 (1)
12.	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

5.30% based on 64,553,494 shares outstanding. (1)
14.	Type of Reporting Person:

OO, IA

(1)
This amount consists of 2,966,471 Shares of the Issuer’s Common Stock and 455,494 Shares that the Reporting Person may be deemed to beneficially own upon the exercise of convertible securities. The number of Shares outstanding is based upon the sum of 64,098,000 Shares outstanding as of June 30, 2009, plus 455,494 Shares attributable to the conversion of convertible securities beneficially owned by the Reporting Persons, as per Rule 13d-3(d)(1)(i).

SCHEDULE 13D

CUSIP NO. 947890109				4 of 13 Pages

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

ALGEBRIS INVESTMENTS (UK) LLP
2.	Check The Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship of Place of Organization

United Kingdom
Number of		7	Sole Voting Power	3,421,965 (1)
Shares
Beneficially		8	Shared Voting Power	0
Owned by Each
Reporting		9	Sole Dispotive Power	3,421,965 (1)
Persons With
		10	Shared Dispotive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,421,965 (1)
12.	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

5.30% based on 64,553,494 shares outstanding. (1)
14.	Type of Reporting Person:

OO, IA

(1)
This amount consists of 2,966,471 Shares of the Issuer’s Common Stock and 455,494 Shares that the Reporting Person may be deemed to beneficially own upon the exercise of convertible securities. The number of Shares outstanding is based upon the sum of 64,098,000 Shares outstanding as of June 30, 2009, plus 455,494 Shares attributable to the conversion of convertible securities beneficially owned by the Reporting Persons, as per Rule 13d-3(d)(1)(i).

SCHEDULE 13D

CUSIP NO. 947890109				5 of 13 Pages

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

ERIC HALET
2.	Check The Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship of Place of Organization

France
Number of		7	Sole Voting Power	3,421,965 (1)
Shares
Beneficially		8	Shared Voting Power	0
Owned by Each
Reporting		9	Sole Dispotive Power	3,421,965 (1)
Persons With
		10	Shared Dispotive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,421,965 (1)
12.	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

5.30% based on 64,553,494 shares outstanding. (1)
14.	Type of Reporting Person:

IN, HC

(1)
This amount consists of 2,966,471 Shares of the Issuer’s Common Stock and 455,494 Shares that the Reporting Person may be deemed to beneficially own upon the exercise of convertible securities. The number of Shares outstanding is based upon the sum of 64,098,000 Shares outstanding as of June 30, 2009, plus 455,494 Shares attributable to the conversion of convertible securities beneficially owned by the Reporting Persons, as per Rule 13d-3(d)(1)(i).

SCHEDULE 13D

CUSIP NO. 947890109				6 of 13 Pages

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

DAVIDE SERRA
2.	Check The Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship of Place of Organization

Italy
Number of		7	Sole Voting Power	3,421,965 (1)
Shares
Beneficially		8	Shared Voting Power	0
Owned by Each
Reporting		9	Sole Dispotive Power	3,421,965 (1)
Persons With
		10	Shared Dispotive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,421,965 (1)
12.	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

5.30% based on 64,553,494 shares outstanding. (1)
14.	Type of Reporting Person:

IN, HC

(1)
This amount consists of 2,966,471 Shares of the Issuer’s Common Stock and 455,494 Shares that the Reporting Person may be deemed to beneficially own upon the exercise of convertible securities. The number of Shares outstanding is based upon the sum of 64,098,000 Shares outstanding as of June 30, 2009, plus 455,494 Shares attributable to the conversion of convertible securities beneficially owned by the Reporting Persons, as per Rule 13d-3(d)(1)(i).

SCHEDULE 13D

CUSIP NO. 947890109	7 of 13 Pages

This Statement on Schedule 13D relates to shares of Common Stock – $0.01 par value per share (the “Shares”), of Webster Financial Corporation, a Delaware corporation (the “Company”):

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates to is the Shares.  The address of the principal executive office of the Company is Webster Plaza, Waterbury, Connecticut 06702.

Item 2.	Identity and Background

(a), (b) and (c) This Statement is being filed by Algebris Global Financials Master Fund (“Algebris Master Fund”); Algebris Investments (Cayman) Ltd. (“Algebris Cayman”); Algebris Investments (UK) LLP (“Algebris Investments”); Eric Halet (“Mr. Halet”); and Davide Serra ("Mr. Serra") (collectively, the “Reporting Persons”).  The address of the principal place of business of Algebris Investments, Mr. Halet and Mr. Serra is 7 Clifford Street, London W1S 2WE.  The address and principal business office of Algebris Master Fund and Algebris Cayman is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman Cayman Islands.

This Statement relates to the Shares (as defined herein) held for the account of Algebris Master Fund.  Algebris Investments is the Investment Manager for the Algebris Master Fund.  Algebris Cayman is the Manager for the Algebris Master Fund.  Mr. Halet and Mr. Serra are joint Chief Investment Officers of Algebris Investments.  In such capacity, each of Algebris Investments, Algebris Cayman, Mr. Halet and Mr. Serra may be deemed to have voting and dispositive power over the Shares held for Algebris Master Fund.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Algebris Master Fund and Algebris Cayman are each Exempted Companies incorporated in the Cayman Islands with Limited Liability.  Algebris Investments is a limited liability partnership incorporated under the England and Wales Limited Liability Partnership Act of 2000.  Mr. Halet is a citizen of France.  Mr. Serra is a citizen of Italy.

Item 3.	Source and Amount of Funds or Other Consideration

Since May 30, 2009 (60 days prior to July 28, 2009), all Shares acquired by the Reporting Persons were acquired for the account of Algebris Master Fund.  Aggregate purchase price paid by the Reporting Persons for the Shares was approximately $16,765,341.  The source of funds for these acquisitions was the working capital of Algebris Master Fund.

The securities held for Algebris Master Fund may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. The positions which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

SCHEDULE 13D

CUSIP NO. 947890109	8 of 13 Pages

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, convertible securities, options or related derivatives in the open market, in privately negotiated transaction or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.  Although the acquisition of the Shares is for investment purposes, the Reporting Persons may pursue, either alone or with others, discussions with management or directors of the Company regarding alternatives to protect, grow and ultimately realize long-term value for shareholders.  Furthermore, consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such other alternatives as the Reporting Persons deem appropriate with other shareholders, industry analysts, investment and financing professionals or any other third parties.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

According to information filed by the Company with the U.S. Securities and Exchange Commission, the number of Shares outstanding was approximately 64,098,000 as of June 30, 2006, based on the Company’s Report on Form 8-K, filed on July 17, 2009.

(a)  Each of Algebris Master Fund, Algebris Cayman, Algebris Investments, Mr. Halet and Mr. Serra may be deemed to be the beneficial owner of 3,421,965 Shares (approximately 5.30% of the total number of Shares outstanding).  This amount consists of: (A) 2,966,471 Shares held for the account of the Algebris Master Fund; and (B) 455,494 Shares attributable to the conversion of convertible securities held for the account of the Algebris Master Fund.  Pursuant to Rule 13(d)-3(d)(1)(i), such Shares have been added to the Company’s number of Shares outstanding, therefore totaling 64,553,494, as the number of Shares outstanding.

(b)(i) Algebris Master Fund may be deemed to have sole power to direct the voting and disposition of the 3,421,965 Shares that they may be deemed to beneficially own as set forth above.

(b)(ii)  Algebris Cayman may be deemed to have sole power to direct the voting and disposition of the 3,421,965 Shares that they may be deemed to beneficially own as set forth above.

(b)(iii)  Algebris Investments may be deemed to have sole power to direct the voting and disposition of the 3,421,965 Shares that they may be deemed to beneficially own as set forth above.

SCHEDULE 13D

CUSIP NO. 947890109	9 of 13 Pages

(b)(iv)  Each of Mr. Halet and Mr. Serra may be deemed to have sole power to direct the voting and disposition of 3,421,965 Shares that they may be deemed to beneficially own as set forth above.

(c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since May 30, 2009 (60 days prior to July 28, 2009) by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to theSecurities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated  under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks and other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7.	Material to be filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D

CUSIP NO. 947890109	10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct..

Date: July 30, 2009	ALGEBRIS GLOBAL FINANCIALS MASTER FUND

	By:	/s/ Eric Halet
Name: Eric Halet
Title: Director

Date: July 30, 2009	ALGEBRIS INVESTMENTS (CAYMAN) LTD

	By:	/s/ Eric Halet
Name: Eric Halet
Title: Director

Date: July 30, 2009	ALGEBRIS INVESTMENTS (UK) LLP

	By:	/s/ Eric Halet
Name: Eric Halet
Title: Partner

Date: July 30, 2009	By:	/s/ Eric Halet

Date: July 30, 2009	By:	/s/ Davide Serra

SCHEDULE 13D

CUSIP NO. 947890109	11 of 13 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
WEBSTER FINANCIAL CORPORATION

A.	Transactions in common stock for the account of Algebris Global Financials Master Fund:

Date of Transaction	Nature of Transaction	Number of Shares	Price per Share (Approx.)
June 25, 2009	PURCHASE	250,000	$ 7.14 USD
June 26, 2009	PURCHASE	365,000	$ 7.93 USD
June 26, 2009	PURCHASE	100,000	$ 7.88 USD
June 29, 2009	PURCHASE	200,000	$ 8.12 USD
June 30, 2009	PURCHASE	280,000	$ 7.97 USD
July 1, 2009	PURCHASE	100,000	$ 8.20 USD
July 6, 2009	PURCHASE	100,000	$ 7.51 USD
July 14, 2009	PURCHASE	50,000	$ 8.06 USD
July 15, 2009	PURCHASE	22,000	$ 8.43 USD
July 16, 2009	PURCHASE	50,000	$ 8.55 USD
July 17, 2009	PURCHASE	75,000	$ 9.43 USD
July 20, 2009	PURCHASE	100,000	$ 9.41 USD
July 21, 2009	PURCHASE	150,000	$ 8.90 USD
July 22, 2009	PURCHASE	120,000	$ 9.14 USD
July 23, 2009	PURCHASE	7,200	$ 9.32 USD
July 24, 2009	PURCHASE	5,500	$ 9.33 USD
July 27, 2009	SALE	120,000	$ 11.01 USD

B.	Transactions in convertible securities for the account of Algebris Global Financials Master Fund:

Date of Transaction	Nature of Transaction	Quantity	Average Price
June 26, 2009	PURCHASE	1,046	$630 USD

SCHEDULE 13D

CUSIP NO. 947890109	12 of 13 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement, dated July 30, 2009 by and among Reporting Persons	13

SCHEDULE 13D

CUSIP NO. 947890109	13 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock – $0.01 par value per share of Webster Financial Corporation dated as of July 30, 2009 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: July 30, 2009	ALGEBRIS GLOBAL FINANCIALS MASTER FUND

	By:	/s/ Eric Halet
Name: Eric Halet
Title: Director

Date: July 30, 2009	ALGEBRIS INVESTMENTS (CAYMAN) LTD

	By:	/s/ Eric Halet
Name: Eric Halet
Title: Director

Date: July 30, 2009	ALGEBRIS INVESTMENTS (UK) LLP

	By:	/s/ Eric Halet
Name: Eric Halet
Title: Partner

Date: July 30, 2009	By:	/s/ Eric Halet

Date: July 30, 2009	By:	/s/ Davide Serra